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                                                     Exhibit 25





                 [WLR Foods, Inc. Letterhead]


FOR IMMEDIATE RELEASE         CONTACT:  Gail Price, Director of
                                        Corporate Communication

                              PHONE:    (703) 896-0403

                WLR FOODS REVIEWS REQUEST

Broadway, Virginia, April 15, 1994 -- WLR Foods Inc. today announced that on April 14, 1994, it received a formal request from Tyson Foods Inc. and its newly created subsidiary, WLR Acquisition Corp., to call a Special Meeting of WLR Foods Shareholders to consider a proposal whether or not to grant Tyson voting rights on any WLR Foods shares it may acquire. Tyson's request was made pursuant to the Virginia Control Share Acquisition Statute.

Tyson's request is part of its ongoing effort to take control of WLR Foods and one of many conditions to Tyson's $30 hostile tender offer to purchase all outstanding shares of WLR
Foods Inc. common stock. WLR Foods board of directors has unanimously rejected Tyson's offer as inadequate.

The company is reviewing the adequacy of Tyson's request under Virginia law. If Tyson's request complies with Virginia law, WLR Foods shareholders of record at the close of business on April 14, 1994 are entitled to notice of and to vote at the Special Meeting of Shareholders. WLR Foods will announce the date of the special meeting shortly.

WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler-Longacre(r) label and retail ice under the Cassco(r) label. This Fortune 500 company, with current annual revenues of over $700 million, exports to more than 40 countries and has processing operations in Virginia, West Virginia and Pennsylvania, close to its major mid-Atlantic markets.